Exhibit 99.1

Elan Contacts:	Transition Therapeutics Contacts:
MEDIA: Mary Stutts Phone: 650-794-4403 or 650-823-5255 Niamh Lyons Phone: 353-1-663-3602 INVESTORS: Chris Burns Phone: 800-252-3526 David Marshall Phone: 353-1-709-4444

Dr. Tony Cruz

Chief Executive Officer

Phone: 416-260-7770, x.223

tcruz@transitiontherapeutics.com

Elie Farah

President & Chief Financial Officer

Phone: 416-260-7770, x.203

efarah@transitiontherapeutics.com

FOR IMMEDIATE RELEASE

Elan and Transition Therapeutics Receive Key Patent for Alzheimer’s

Disease Treatment with ELND005

DUBLIN, IRELAND and TORONTO, ON, April 23, 2009 – Elan Corporation, plc (NYSE: ELN) and Transition Therapeutics Inc. (TSX: TTH, NASDAQ:TTHI) today announced the United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation,” and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol (ELND005). The patent will expire in the year 2025 or later due to any patent term extensions.

“The issuance of this patent is an important milestone in the development of ELND005, a unique oral compound with a favourable safety profile that crosses the blood-brain barrier and targets the disaggregation of amyloid beta in the brain,” said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

In 2006, Elan and Transition entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of ELND005 for the treatment of Alzheimer’s disease and other indications.

About ELND005 (AZD-103)

ELND005 is an orally-administered therapeutic agent that has received fast track designation from the U.S. Food and Drug Administration (FDA) for treatment of mild to moderate Alzheimer’s disease. Fast track designation facilitates development and may expedite regulatory review of drugs that the FDA recognizes as potentially addressing an unmet medical need for serious or life-threatening conditions.

ELND005 is currently in a Phase 2 clinical study. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease.

About Alzheimer’s Disease

Alzheimer’s disease, a leading cause of dementia, is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. Alzheimer’s disease may result from the build-up of toxic beta-amyloid peptides in the brain. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. It is currently estimated that more than 5 million Americans have Alzheimer’s disease and more than 24 million people worldwide over the age of 60 have some form of dementia (Source: Alzheimer’s Association and Alzheimer’s Disease International).

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Safe Harbor / Forward-Looking Statements

This press release contains forward-looking statements regarding the development of scyllo-inositol (ELND005) under the collaboration agreement between Elan and

Transition. These statements are based on Elan’s and Transition’s current beliefs and expectations. ELND005 may not be successfully developed or commercialized under the collaboration agreement. Factors which could cause actual results to differ materially from Elan’s and Transition’s current expectations include the risks that clinical development of ELND005 fails due to safety or efficacy issues, the results from Phase 1 clinical trials and preclinical testing of ELND005 are not predictive of results to be obtained in Phase 2 or later clinical trials, the patent issued with respect to ELND005 may not provide substantial protection or commercial benefit, the development and commercialization of competitive therapies, the collaboration agreement is terminated early or Elan and Transition encounter other unexpected delays or hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with Elan and Transition’s drug development and other activities, see the periodic and current reports that Elan has filed with the Securities and Exchange Commission and that Transition has filed with the Securities and Exchange Commission and the Ontario Securities Commission. Elan and Transition assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc and Transition Therapeutics

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